06050358

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 3 1 2006 BRANCH OF REGISTRATIONS

SEC FILE NUMBER
8- 39399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerzbank Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 World Financial Center
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Kennedy (212) 703-4066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerzbank Capital Markets Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael A. Haskins
Notary Public - State of New York
No. 01HA6124760
Qualified in Manhattan County, Certified in New York County
Term Expires March 28, 2009

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Commerzbank Capital Markets Corporation

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
Commerzbank Capital Markets Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerzbank Capital Markets Corporation (a Delaware corporation wholly-owned by Commerzbank AG, a German bank) (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 27, 2006

Commerzbank Capital Markets Corporation
Statement of Financial Condition
December 31, 2005
(in thousands)

Assets

Cash and cash equivalents	$ 38,691
Securities segregated under federal and other regulations	20,440
Securities purchased under agreements to resell	563,054
Securities borrowed	58,214
Receivable from brokers, dealers and clearing organizations	1,730
Receivable from customers	76,913
Securities owned, at fair value	61,487
Securities owned, not readily marketable, at estimated fair value	303
Accrued interest receivable	25,990
Furniture, fixtures and leasehold improvements, (at cost, less accumulated depreciation of $987 and amortization of $78)	909
Other assets	11,937
Total assets	$ 859,668

Liabilities and Stockholders' Equity

Drafts payable	$ 17
Securities sold under agreements to repurchase	570,594
Payable to brokers, dealers and clearing organizations	13,036
Payable to customers	10,483
Accrued interest payable	25,383
Other liabilities	21,877
	641,390
Subordinated liabilities	35,000
Stockholders' equity	183,278
Total liabilities and stockholders' equity	$ 859,668

The accompanying notes are an integral part of this financial statement.

1. Organization

Commerzbank Capital Markets Corporation (the "Company"), a Delaware corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is wholly owned by Commerzbank AG (the "Parent"), a German bank. The Company's principal business is trading as well as providing investment services to its customers and affiliates.

2. Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

Securities owned are stated at quoted market values. Securities owned, not readily marketable, are valued at estimated value as determined by management. Because of the inherent uncertainty of valuation for securities not readily marketable, the estimated fair values assigned may differ from the values that would have been used had a ready market existed for these securities, and the differences may be material. Securities purchased under agreements to resell of $20,440,000 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

All financial instruments are stated at fair value or amounts that approximate fair value due to their short-term nature or are at mark to market. The subordinated liabilities are stated at fair value because they have a floating interest rate.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for resale and repurchase transactions. For each trade that is cleared through FICC, FICC will interpose itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. Accordingly, to the extent a counterparty does not fulfill its obligations, any credit risk of the Company has related to such transactions is with FICC.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). At December 31, 2005, the Company's assets and liabilities were netted by approximately $5,060,844,000.

Securities borrowed transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed with additional collateral obtained or refunded as necessary.

Furniture and fixtures are depreciated on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases to which they relate.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cash and cash equivalents consist of cash and overnight deposits with an original maturity of three months or less. At December 31, 2005, the majority of the cash is held with one major financial institution.

The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities at current statutory rates. Future tax benefits attributable to temporary differences are recognized to the extent that management believes realization is more likely than not.

Certain reclassifications to the prior year financials have been made to conform to the current year presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

In the normal course of business, the Company executes and clears securities transactions on behalf of and through its Parent and affiliated entities. In addition, the Company has entered into several service level agreements with the New York branch office of the Parent to provide various support services.

Amounts resulting from these and other transactions, at December 31, 2005, which are included in other assets, drafts payable, securities sold under agreements to repurchase, payable to customers, accrued interest payable and other liabilities totaled approximately $2,802,000, $17,000, $502,875,000, $10,483,000, $210,000, $3,397,000 respectively.

See Notes 8, 9 and 12 for additional related party disclosures.

4. Securities Owned

At December 31, 2005, securities owned, at fair value, consisted of approximately $60,061,000 in investment grade bonds and approximately $1,426,000 in mutual funds. At December 31, 2005, securities owned, not readily marketable, at estimated fair value, consisted of approximately $303,000 in equity securities.

5. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2005, consist of the following (in thousands):

	Receivable	Payable
Clearing organization receivable/payable	$ 567	$ 13,033
Fees receivable	1,163	-
Securities failed-to-deliver/receive	-	3
	$ 1,730	$ 13,036

6. Receivable From and Payable to Customers

The balances shown on the statement of financial condition represent amounts receivable from and payable to customers in connection with cash and securities transactions. The receivables are collateralized by cash and securities; the value of these securities is not reflected in this accompanying financial statement.

7. Employee Benefit Plans

The Company maintains an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

8. Subordinated Liabilities

The liabilities subordinated to the claims of general creditors of the Company are approved by the NASD for inclusion as equity by the Company in computing net capital under the SEC's Uniformed Net Capital Rule.

The $35,000,000 subordinated loan from a subsidiary of the Parent (and a stockholder) is due February 19, 2008 and bears interest at rates based on the London Interbank Offered Rates. The interest rate in effect at December 31, 2005 was 4.55%.

In addition, the Company repaid the $80,000,000 subordinated loan with the Parent during the year ended December 31, 2005.

9. Drafts Payable

Drafts payable consist of a $17,000 overdraft, which is with the Company's Parent.

10. Income Taxes

The Company files Federal, State and local tax returns.

At December 31, 2005, the Company had a deferred tax asset of $4,223,000.

The Company has recorded a 100% valuation allowance against the deferred tax asset of $4,223,000 as management believes that it is more likely than not that the tax benefits will not be realized in the future.

11. Net Capital

The Company calculates net capital in accordance with SEC Rule 15c3-1 under the alternative method and is required to maintain minimum net capital, as defined by the SEC and the NASD. At December 31, 2005, the Company had net capital of $201,206,000 which was $199,645,000 in excess of the required minimum of $1,561,000.

12. Commitments and Contingent Liabilities

The Company is obligated under the terms of a non-cancelable occupancy lease agreement that contains escalation provisions. The Company is also obligated under the terms of a non-cancelable occupancy lease agreement that contains no escalation provisions, which is with the Parent. At December 31, 2005 the future minimum rental commitments under these lease agreements, which expire in 2013 are as follows (in thousands):

Years ending December 31,	Commitment	Deduct Sublease Rentals	Net Rental Commitments
2006	$ 4,338	$ 3,827	$ 511
2007	4,276	3,900	376
2008	4,341	3,900	441
2009	4,666	3,900	766
2010	4,666	3,900	766
Thereafter	13,188	11,050	2,138
	$ 35,475	$ 30,477	$ 4,998

The remaining lease commitment with the Parent is $2,974,000.

13. Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk in the event that counterparties are unable to fulfill their contracted obligations.

For transactions in which the Company extends credit to others, the Company seeks to control risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers and foreign affiliates. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company may enter into forward repurchase and forward reverse repurchase transactions. The Company had no open forward repurchase or forward reverse repurchase transactions at December 31, 2005.

14. Securities Pledged

At December 31, 2005, the Company had approximately $5,644,338,000 and $58,214,000 of collateral pledged to it by others under securities purchased under agreements to re-sell transactions and securities borrow transactions, respectively. Of this amount, approximately $5,643,049,000 has been re-hypothecated under securities sold under agreements to re-purchase transactions and $58,053,000 has been deposited at clearing organizations.

15. Restructuring

Commerzbank AG.'s Board of Directors in 2004 had decided to restructure the securities segment of its business including Commerzbank Capital Markets Corporation by reducing exposure to proprietary securities trading. As a result of this decision, the Company has eliminated several of its proprietary trading desks within the fixed income and equity securities business groups. Infrastructure personnel support has been reduced accordingly to align with the remaining business groups.

The Company has substantially completed this restructuring during 2005.

Due to the reduction of proprietary trading within the equity securities area, the Company has withdrawn as a member from the New York Stock Exchange and has designated the National Association of Securities Dealers as the self-regulatory examination body.

16. Subsequent Event

The Company had a capital withdrawal of $90,000,000 of paid in capital on February 24, 2006, which was distributed to the Parent.